Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited

Announces Signing Supply Agreement For Durians

Sydney, Kuala Lumpur January 28, 2022, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today its subsidiary, World Integrated Supply Ecosystem Sdn. Bhd. ("WISE") has signed a supply agreement with CSL Durian Holding Sdn. Bhd. ("CSL Durian") for WISE to be a preferred distribution partner of CSL Durian for the durians fruit also known as the King of Fruits for the upcoming 2022 season which starts from March. This is the first product to be managed by WISE for sale into the Asia and China markets. WISE is a Malaysia company engaged in the business of the provision of Halal certification to qualified businesses / operations, the establishment of Halal products supply chain, and sale of Halal products.

CSL Durian grows durian fruit in Malaysia including the popular "Musang King durian (D197 Variety)" one of the best durian in the world. Dato' Megat Radzman, CEO of WISE, stated "We are excited to bring this world-famous Malaysia product through our Halal platform. This durian supply agreement will allow us easier access and entry into new markets such as China, Southeast Asia, USA and Canada markets, where we could also promote our Halal certification, and product and services.

The durian market is worth US$17.6b in 2018 and continues to grow due to the popularity in the China market. Dato' Radzman further added, "WISE will focus on building a supply chain for fruits and foodstuffs for sales and distribution into Asia, China and Europe, to bring to our online Halal trading platform once developed. Right now, our strategy is to promote and gain market entry for our Halal products into these markets. We expect to commence the Halal certification process in second half of the year."

Mr. Xiaodong Zhang, IMTE CEO, stated "This is the first step in building the Halal ecosystem. We will be working on developing the online Halal trading platform to bring these fruits and food products to our online marketplace for traders and consumers."

About World Integrated Supply Ecosystem Sdn. Bhd. ("WISE")

WISE is a Malaysia company engaged in the business of providing Halal certification to qualified businesses / operations, the establishment of Halal products supply chain, and sale of Halal products.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia